Exhibit 1

For Immediate Release	29 March 2019

WPP PLC (“WPP”)

First Quarter Trading Statement

WPP will announce its First Quarter Trading Statement for the three months ended 31 March 2019 on Friday, 26th April 2019.

END

Contact:

Chris Wade, WPP	+44(0) 20 7282 4600